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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering)	[]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Seclion 13 or 15(d) of the Exchange Act.

Nihon Kentetsu kabushiki-kaisha
(Name of Subject Company)

Nihon Kentetsu Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Mitsubishi Electric Corporation
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Richard Gilden, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(212) 715-9100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 8, 2005
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Attached hereto as Exhibit A is an English translation of the Notice of the extraordinary general meeting of shareholders, together with Reference documents for solicitation of exercising voting rights by proxy, dated August 8, 2005 (the "Proxy Statement").

(b) Not applicable.

Item 2. Informational Legends

A legend in compliance with Rule 802(b) has been included on the cover page or other prominent portion of the Proxy Statement.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Attached hereto as Exhibit B is a press release dated May 16, 2005, and as Exhibit C is a press release dated July 4, 2005 regarding the transactions described in the Proxy Statement.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is being filed with the Commission by Mitsubishi Electric Corporation concurrently with the filing of this Form CB.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MITSUBISHI ELECTRIC CORPORATION



(Signature)

Tamotsu Nomakuchi, Director, Representative Executive Officer, President and CEO

(Name and Title)

August 8, 2005

(Date)

EXHIBIT INDEX

Exhibit No.	Exhibit
A	English translation of the Notice of the extraordinary general meeting of shareholders, together with Reference documents for solicitation of exercising voting rights by proxy, dated August 8, 2005 (the "Proxy Statement")
B	Press release, dated May 16, 2005
C	Press release, dated July 4, 2005

Exhibit A

English translation of the Notice of the extraordinary general meeting of shareholders, together with Reference documents for solicitation of exercising voting rights by proxy, dated August 8, 2005 (the "Proxy Statement")

(Translation)

August 8, 2005

TO OUR SHAREHOLDERS:

Shusaku Masuda
President
Nihon Kentetsu Co., Ltd.
1-1, Yamate 1-chome, Funabashi-shi
Chiba, Japan

CONVOCATION NOTICE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the extraordinary general meeting of shareholders of Nihon Kentetsu Co., Ltd. (the "Company"), which is to be held on Tuesday, August 23, 2005 at 10:00 a.m. in the Annex of the KFC Hall on the 3rd floor of the Kokusai Fashion Center Building located at 6-1, Yokoami 1-chome, Sumida-ku, Tokyo. The agenda for the meeting will be as described on the following page.

In the event that you are not able to attend the meeting, you may exercise your voting right in writing. Please see the reference documents attached hereto, indicate your approval or disapproval of the agenda on, and affix your seal to, the voting right exercise form enclosed herein, and return it to the Company so that it will be received by the Company no later than August 22, 2005.

Agenda of the Meeting

Matters to be resolved:

Item: Approval of the Share Exchange Agreement between the Company and Mitsubishi Electric Corporation

The summary of the agenda is the same as is stated in the following document entitled "Reference Documents with Respect to the Exercise of Voting Rights" included herewith.

- End -

*****

Please submit the voting right exercise form enclosed herein at the reception counter upon your arrival at the meeting on the date of the meeting.

Dear U.S. Shareholders:

Re: Share Exchange Between Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd.

Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd. are Japanese companies. Information distributed in connection with the proposed share exchange is subject to Japanese disclosure requirements, which are different from those of the United States. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States securities laws in respect of the share exchange, since the companies are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Reference Documents with Respect to the Exercise of Voting Rights

1. Number of the total Shareholder's voting rights: 39,881 votes

2. Agenda of the meeting and referenced matters:

Agenda Approval of the Share Exchange Agreement between the Company and Mitsubishi Electric Corporation

(1) Reason why the share exchange is necessary

The Company has been operating under the doctrine of the "Solution Supplier for Customer Satisfaction", aiming at becoming a "company with corporate value", and has promoted independent management of each of our showcase, laundry and environmental plant business divisions. In recent years, however, the environment surrounding each of these businesses has become harsher. In particular, the showcase and laundry businesses, which together account for 90% of our sales and are carried on under the Mitsubishi Electric brand, require urgent implementation and promotion of measures to enhance all processes of development, production and sale.

With respect to the showcase business, the Company has thus far carried out a reorganization of the existing system by centralizing production and sale and has attempted to improve customer satisfaction by establishing an integrated system covering from development through installation and servicing. However, the circumstances require that, in order for the Company to expand its business further in the future, the Company not only develop products that meet customer needs, such as high-performance, high-quality products that are energy-efficient and/or environment-conscious, but also expand and develop its business, instead of supplying showcases only, and build up a system business covering grocery shop facilities, food distribution, etc. In the laundry business, there has been a rapid diversification and improvement in functions, through which conventional products with washing functions only have now been replaced by those with drying and other additional functions. In such environment, the Company's biggest task to survive in the market has been to quickly develop products that appropriately meet market needs. For this purpose, it is essential to enhance the Company's marketing activities not just in the market for washing machines only but in other related markets covering people's lives in general, such as air conditioning, dehumidification, humidification and deodorization, and to enhance the Company's technological strengths over a wide range of fields.

In such market environment, the Company has concluded that, in order to cope with various tasks and to ensure enhancement of the Company's makeup and expansion of its businesses, the best option is to enhance integration with Mitsubishi Electric Corporation (hereinafter referred to as "MEC") by entering into this share exchange agreement and thereby construct a system that will enable the Company to respond promptly and flexibly to markets, instead of attempting to cope with such tasks all by ourselves.

Using this strategy, the Company intends to improve its corporate value as one of the Mitsubishi Electric Group companies by realizing integrated management of the Company with MEC's household electrical appliance business and heating, ventilation and air conditioning business and effectively utilizing the resources to be obtained therefrom to quickly carry out a drastic enhancement of the Company's business competitiveness.

With respect to each business's prospects for the future, the showcase business is expected to enjoy a stable demand as a food-related business. Under such circumstances, the Company aims at expanding this business not only as the business of supplying showcases only but also as a solution business having the ability to produce proposals and covering shop facilities and/or industrial heating, ventilation and air conditioning facilities, by further enhancing the integrated cooperation with MEC covering from product development through sale, for MEC's freezers and air conditioners with its strong brand power, and by extensively utilizing the Company's ability to respond directly to customer demands.

With respect to the laundry business, washing machines are indispensable to people's lives, and demands for high value-added products, such as those with drying functions, have been on the increase. The Company intends to expand this business by developing differentiated products, utilizing MEC's marketing ability in household electrical appliances in general and housing environments in general as well as extensive, elemental technological strengths of MEC's research institutions and plants.

With respect to the environmental plant business, we believe that our sales will increase by utilizing MEC's and Mitsubishi Electric Group's sales networks, etc.

We hereby ask our shareholders to understand the aims of this share exchange and give your approval for our entry into the share exchange agreement.

(2) Contents of the share exchange agreement

The contents of the share exchange agreement entered into by the Company and Mitsubishi

Electric Corporation on July 4, 2005 are as follows:

Share Exchange Agreement (Copy)

Mitsubishi Electric Corporation (hereinafter referred to as "MEC") and Nihon Kentetsu Co., Ltd. (hereinafter referred to as "Nihon Kentetsu") hereby enter into a share exchange agreement (hereinafter referred to as the "Agreement) as follows:

Article 1 (Share Exchange)

In order to make MEC the parent company of Nihon Kentetsu and to make Nihon Kentetsu a wholly owned subsidiary of MEC, MEC and Nihon Kentetsu shall carry out a share exchange in a manner as specified in Articles 352 through 363 of the Commercial Code of Japan.

Article 2 (Shares to be Allocated upon Share Exchange)

MEC shall, instead of new stocks that may be issued for a share exchange, allocate 7,656,720 shares of MEC common stock held by MEC to the shareholders (including substantial shareholders; hereinafter the same applies) registered in Nihon Kentetsu's register of shareholders (including its register of substantial shareholders; hereinafter the same applies) on the day immediately prior to the date of the share exchange, at a ratio of 1 share of Nihon Kentetsu common stock to 0.48 share of MEC common stock; provided, however, that no MEC common stock shall be allocated to MEC for 4,048,500 shares of Nihon Kentetsu common stock held by MEC.

Article 3 (Initial Date of Dividend Calculation Periods)

Any dividend on 7,656,720 shares of MEC common stock to be allocated in accordance with the provisions of Article 2 above shall be calculated from October 1, 2005.

Article 4 (Amounts of Capital and Capital Reserve Increase)

1. The share exchange shall not increase MEC's capital.
2. The share exchange shall not increase MEC's capital reserve.

Article 5 (Date of Share Exchange)

The date of share exchange shall be October 1, 2005; provided, however, that the parties may change such date by negotiation between the parties as necessary.

Article 6 (Management of Company Assets, etc.)

Each party shall conduct its businesses and manage and operate its assets using care of a diligent manager from the date of conclusion of this Agreement until the date of share exchange, and any action that will materially affect any assets or rights and/or obligations of the party shall be conducted only after negotiation between the parties.

Article 7 (Term of Directors Who Assumed Office Prior to the Date of Share Exchange)

The term of MEC's directors who assumed office prior to the date of share exchange shall remain the same as before as if no share exchange took place under this Agreement.

Article 8 (General Meeting for Approval of the Share Exchange Agreement)

1. Nihon Kentetsu shall convene a general meeting of its shareholders (hereinafter referred to as the "General Meeting for Approval of SEA") to be held on August 23, 2005 and shall call for resolutions with respect to approval of this Agreement and matters necessary for the share exchange; provided, however, that the parties may change the date of such meeting by negotiation between the parties as necessary.

2. In accordance with the provisions of Article 358, Paragraph 1 of the Commercial Code of Japan, MEC shall carry out the share exchange without obtaining approval for this Agreement at a general meeting of its shareholders.

Article 9 (Modification of Terms and Conditions of Share Exchange and Termination of This Agreement)

If any material change occurs to either party's asset condition or management condition from the date of conclusion hereof until the date of share exchange, the parties may modify the terms and conditions of the share exchange or other contents of this Agreement, or terminate this Agreement, by negotiation between the parties.

Article 10 (Validity of Agreement)

This Agreement shall no longer be valid if Nihon Kentetsu fails to obtain approval for this Agreement at its General Meeting for Approval of SEA as mentioned in Article 8, Paragraph 1.

Article 11 (Matters to be Negotiated)

Other than as specified herein, matters necessary for the share exchange shall be determined by negotiation between the parties in accordance with the aims of this Agreement.

IN WITNESS WHEREOF, this Agreement has been executed in duplicate, whereby MEC and Nihon Kentetsu shall retain one copy each after both have hereunto set their hands and seals.

July 4, 2005

MEC: Tamotsu Nomakuchi (seal)
President & CEO
Mitsubishi Electric Corporation
2-3, Marunouchi 2-chome, Chiyoda-ku
Tokyo, Japan

Nihon Kentetsu: Shusaku Masuda (seal)
President
Nihon Kentetsu Co., Ltd.
1-1, Yamate 1-chome, Funabashi-shi
Chiba, Japan

(3) Explanation on the share exchange ratio as mentioned in Article 354, Paragraph 1, Item 2 of the Commercial Code of Japan

Contents of written explanation on the share exchange ratio are as follows:

Statement of Reasons for Determination of the Share Exchange Ratio (Copy)

Nihon Kentetsu Co., Ltd. (hereinafter the "Company") has determined the share exchange ratio applicable to the share exchange with Mitsubishi Electric Corporation (hereinafter referred to as "MEC") to be carried out on October 1, 2005 as follows:

1. Prior to our calculation of the share exchange ratio for the share exchange to make the Company a 100% subsidiary of MEC, the Company requested Mitsubishi Securities Co., Ltd. (hereinafter referred to as Mitsubishi Securities), a third party organization, to calculate such share exchange ratio.

2. Mitsubishi Securities made a provisional calculation of such share exchange ratio based on the Company's and MEC's published data and other data submitted by each company, and provided a statement of calculation of share exchange ratio to the Company. In the calculation of the share exchange ratio, Mitsubishi Securities collectively considered assessment data obtained using the market share price method, the discounted cash flow method (DCF method) and the market net asset value method, and calculated the share exchange ratio in the form of a range.

3. Upon presentation of the share exchange ratio by Mitsubishi Securities, the Company discussed and considered the share exchange ratio with MEC. In the light of the aforementioned results of Mitsubishi Securities' provisional calculation of the share exchange ratio, the Company determined, at a meeting of its board of directors held on July 4, 2005, that the share exchange ratio would be as represented by the following equation: MEC stock : the Company stock = 1 : 0.48; which would fall within the range of the share exchange ratio as provisionally calculated by Mitsubishi Securities. Accordingly, MEC and the Company entered into the share exchange agreement on the above date.

In accordance with the aforementioned share exchange ratio, 0.48 shares of MEC stock will be allocated to 1 share of the Company stock.

4. MEC has requested Daiwa Securities SMBC Co., Ltd. to calculate the share exchange ratio.

July 4, 2005

Shusaku Masuda (seal)
President
Nihon Kentetsu Co., Ltd.
1-1, Yamate 1-chome, Funabashi-shi
Chiba, Japan

(4) Contents of the Balance Sheet and Income Statement of the company carrying out the share exchange, provided for in Article 354, Paragraph 1, Items 3 through 6 of the Commercial Code of Japan

(i) The Balance Sheet and Income Statement prepared within six (6) months from the date of this General Meeting of Shareholders of the Company are as follows.

Balance Sheet (as of March 31, 2005)

Assets		Liabilities	
Account	Amount	Account	Amount
	(Millions of Yen)		(Millions of Yen)
Current Assets	10,582	Current Liabilities	10,496
Cash on hand and in banks	3,200	Notes payable-trade	2,552
Notes receivables	546	Accounts payable-trade	2,343
Accounts receivables-trade	3,280	Short-term loans payable	2,796
Finished goods	1,319	Current portion of long-term loans	230
Raw materials	229	Accounts payable-other	595
Work in process	1,191	Accrued corporate tax, etc.	9
Deferred tax assets	338	Accrued business office tax	48
Accounts receivable-other	443	Accrued consumption tax	45
Other current assets	37	Accrued expenses	1,247
Reserve for doubtful accounts	△3	Advance received	32
Fixed Assets	4,272	Deposits	51
Tangible fixed assets	2,533	Reserve for bonus	248
Buildings	566	Reserve for returns and repairs	1
Structures	129	Notes payable for equipment	294
Machinery and equipment	686	Fixed Liabilities	2,361
Auto and trucks	9	Long-term loans payable	367
Tools, furniture and fixture	809	Deferred tax liabilities	69
Land	331	Reserve for retirement benefits	1,705
Construction in progress	0	Other fixed liabilities	218
Intangible fixed assets	99	Total Liabilities	12,858
Goodwill	18	Shareholders' Equity	
Software	80		(Millions of Yen)
Telephone subscription rights	1	Capital stock	1,000
Investments and other assets	1,638	Capital surplus	64
Investment securities	1,179	Legal capital reserve	64
Investments in subsidiaries	107	Retained earnings	836
Long-term loans receivable	24	Legal reserve	152
Guarantee deposits	186	Voluntary reserve	
Other investments	164	General reserve	1,888
Reserve for doubtful accounts	△23	Undisposed deficit	1,204
		Variance from valuation of stock	96
		Treasury stock	△0
		Total Shareholders' Equity	1,996
Total Assets	14,854	Total Liabilities and Shareholders' Equity	14,854

(Notes)

1. Significant accounting policies

(1) Valuation methods and standards for inventories

Finished goods and raw materials:	stated at cost based on the gross average method
Work in process:	specific-order cost method for job shop products, and stated at cost based on the gross average method for other products

(2) Valuation methods and standards for securities

Shares of subsidiaries and affiliates: stated at cost based on the moving average method

Other securities:

Securities whose market price is quoted: market value method based on the market price, etc. as of the closing date (all of the variances resulting from the valuation are directly incorporated into capital, while the cost of securities at the time of their sale is calculated using the moving average method)

Securities whose market price is not quoted: stated at cost based on the moving average method

(3) Depreciation methods used for fixed assets

Tangible fixed assets are depreciated by the declining balance method; however, for the new buildings built in and after the fiscal year 1998, the straight line method is used.
The software included in intangible fixed assets is depreciated by the straight line method over the number of useful years for internal use (five years).

(4) Significant reserve

Reserve for doubtful accounts: To prepare for possible losses resulting from non-payments of account receivables, a reserve is provided based on the percentage of actual credit losses incurred in the case of general receivables, and in the case of credits for which the relevant debtors are likely to default and other certain credits, such reserve is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.

Reserve for bonus: To prepare for payment of bonuses to employees, a reserve is provided based on the projected payments, subject to the limit of reserve for the qualified term.

Reserve for returns and repairs: To prepare for repair and production for returns after shipment, a reserve is provided based on actual rate of occurrence. This is the reserve provided for in Article 43 of the Commercial Code Enforcement Regulations.

Reserve for retirement benefits: To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefit obligations and pension fund as of the end of the current year. Variance from change of the accounting standard is recorded as expenses in equal installments for 15 years.

(5) Consumption tax, etc. is separately recorded.

(6) Order contracts are recorded on the basis of completion of works, but long-term large-scale contracts are recorded by the percentage of completion method. There is no construction revenue by the percentage of completion method for the current year.

2. Accumulated depreciation of tangible fixed assets: 9,045 million yen

3. In addition to the fixed assets recorded on the balance sheet, parts of manufacturing equipment, etc. are used under lease contracts.

4. Short-term monetary claims to subsidiaries: 140 million yen

5. Short-term liabilities to subsidiaries: 64 million yen

6. Assets provided as security: 605 million yen

7. The amount of net assets defined in Article 124, Item 3 of the Commercial Code Enforcement Regulations is 96 million yen.

8. The above-mentioned figures have been rounded down to the nearest one million.

Income Statement (from April 1, 2004 to March 31, 2005)

Account			Amount	
			(Millions of Yen)	(Millions of Yen)
Ordinary Income and Expenses	Operating income and expenses	Sales		20,692
		Cost of sales		17,233
		Selling, general and administrative expenses		4,190
		Operating loss		731
	Non-operating income and expenses	Non-operating income		
		Interest and dividends received	17	
		Miscellaneous income	69	86
		Non-operating expenses		
		Interest paid	61	
		Miscellaneous loss	93	154
	Ordinary loss			799
Extraordinary Items	Extraordinary income			
	Profit on variance from cessation of agency for employees' pension fund		537	
	Profit on revision of income account for previous year		32	
	Profit on reversal of reserve for doubtful accounts		11	
	Profit on disposition of investment securities		10	591
	Extraordinary loss			
	Loss on disposition of fixed assets		55	
	Loss on valuation of investments in subsidiaries		36	91
Net loss before tax				299
Income, resident and enterprise tax			5	
Adjustment for enterprise tax, etc.			672	678
Net loss				977
Deficit brought forward				227
Undisposed deficit				1,204

(Notes)
1. Sales to subsidiaries — 26 million yen
2. Purchase from subsidiaries — 285 million yen
3. Transactions with subsidiaries other than operating one — 5 million yen
4. Net loss per share — 48.87 yen
5. The above-mentioned figures have been rounded down to the nearest one million.

(ii) The Balance Sheet and Income Statement of Mitsubishi Electric Corporation prepared within six (6) months after the date of this General Meeting of Shareholders are as follow.

Non-Consolidated Balance Sheet (as of March 31, 2005)

(Unit: Millions of Yen)

Assets		Liabilities	
Current Assets:	1,081,792	Current Liabilities:	887,674
Cash	90,754	Notes payable	46,769
Notes receivable	1,104	Accounts payable	321,912
Accounts receivable	513,817	Short-term loans payable	181,652
Finished goods	56,447	Commercial paper	40,000
Raw materials	31,510	Bonds due within one year	35,000
Work in process	150,981	Accounts payable-other	87,327
Advance payment	17,191	Accrued expenses	86,324
Deferred tax assets	45,089	Accrued income taxes	1,530
Other	175,399	Advance received	46,295
Allowance for doubtful receivables	△503	Products warranty reserve	22,508
		Other	18,354
Long-lived assets:	994,191	Non-current liabilities:	665,142
Net property, plant and equipment:	294,986	Bonds	315,000
Buildings	101,825	Long-term loans payable	159,092
Structures	7,678	Retirement and severance benefits	182,874
Machinery and equipment	80,132	Provision for overseas investment loss allowance	7,668
Cars and vehicles	333	Other	507
Tools and implements	60,890	Total Liabilities	1,552,816
Land	26,372	Shareholders' Equity	
Construction in progress	17,754	Common stock	175,820
		Capital surplus	181,156
Intangible long-lived assets:	11,432	Capital reserve	181,140
Software	11,081	Other capital surplus	16
Other	351	Gain on retirement of treasury stock	16
		Retained earnings:	130,624
Investments and other assets:	687,771	Legal reserve	43,955
Investment securities	143,586	Appropriated:	25,153
Investments in affiliates	345,918	Reserve for software program development	511
Long-term loans receivable	24,861	Reserve for special depreciation	3,201
Long-term prepaid expenses	16,231	General reserve	21,440
Deferred tax assets	142,395	Unappropriated retained earnings	61,516
Other	23,602	Unrealized gain on securities	35,961
Allowance for doubtful receivables	△8,824	Treasury stock, at cost	△396
		Total Shareholders' Equity	523,167
Total Assets	2,075,983	Total Liabilities and Shareholders' Equity	2,075,983

Non-Consolidated Statements of Income (from April 1, 2004 to March 31, 2005)

(Unit: Millions of Yen)

Account	Amount	
Net sales		2,022,035
Cost of sales		1,603,684
Selling, general and administrative expenses		369,412
Operating income		48,938
Other income:		
Interest and dividends	31,699	
Other	18,624	50,324
Other expenses:		
Interest	8,120	
Other	31,669	39,790
Ordinary profit		59,472
Extraordinary profits:		
Gain on sale of fixed assets	2,023	
Gain on sale of shares in related companies	4,118	6,142
Extraordinary losses:		
Losses on investments in related companies	11,301	
Losses on investments in overseas related companies	10,129	
Business restructuring expenses	6,518	
Impairment losses	4,320	32,269
Income before income taxes		33,344
Income taxes:		
Current		△12,355
Deferred		19,475
Net income		26,224
Unappropriated retained earnings at the beginning of the period		39,584
Interim dividend payment (¥2 per share)		4,292
Unappropriated retained earnings		61,516

Notes to Financial Statements:

1. Valuation of Inventories

Raw materials and finished goods are stated using the average cost method. Work in process is stated at cost on a specific project basis for custom order production, and average cost for others.

2. Valuation of Short-Term Investment and Investment Securities

(1) Investment in subsidiaries and affiliates: Cost basis using the moving-average method

(2) Other securities:

Quoted securities: Market value at the fiscal year-end. Unrealized gains are included in shareholders' equity, net of income taxes, and disposal price is computed using the moving-average method.

Unquoted securities: Cost basis using the moving-average method

3. Depreciation on property, plant and equipment is computed by the declining-balance method. However, depreciation of buildings (excluding attached facilities) acquired since April 1, 1998, is computed by the straight-line method.

4. To provide for the employees' retirement benefits, the Company appropriates retirement and severance benefits by the amount calculated based on the estimated projected benefit obligation and pension plan assets at the end of the fiscal year.

5. Figures given in the financial statements do not include consumption tax.

6. Monetary receivables from affiliates:

Short-term--¥321,037 million

Long-term--¥26,886 million

7. Monetary payables to affiliates:

Short-term--¥341,726 million

Long-term--¥3,346 million

8. Accumulated depreciation of property, plant and equipment: ¥1,032,967 million

9. Guarantees ¥74,872 million

Contingent guarantees: ¥3,334 million

10. Provision for overseas investment loss allowance and provision for guarantee liability are covered by Article 43 of the Commercial Code.

11. Rights of subscribe for new shares under Article 280-19 of the unrevised Commercial Code:

Type of shares to be issued	Ordinary stock
Number of new shares planned for issue	575,000 shares
Issue price	¥584
Period for exercising right	June 29, 2003 to June 28, 2007

12. Net income per share: ¥12.22

13. Net sales to affiliates: ¥939,566 million
    Purchases from affiliates: ¥771,227 million
    Total turnover with affiliates excluding business transactions: ¥8,122 million

14. Amount excluded from limit available for dividend is ¥35,961 million in accordance with Article 124-3 of the Commercial Code.

15. Loss on investment in affiliates of ¥11,301 million is a valuation loss on investments in domestic affiliates.

16. Loss on investment in overseas affiliates of ¥10,129 million is a valuation loss on investments in overseas affiliates.

17. Business restructuring costs of ¥6,518 million are inventory losses and costs related to the disposal of facilities in line with portions of the Company's business restructuring.

18. Impairment losses of ¥4,320 million are impairment losses of long-lived assets.

19. The consolidated tax system is applied.

- End -

Map of the place for the Extraordinary General Meeting of Shareholders

(omitted)

Exhibit B

Press release, dated May 16, 2005

FOR IMMEDIATE RELEASE No. 2364

Investor Relations Inquiries:	*Media Contact:*
Yasumitsu Kugenuma	Travis Woodward
Corporate Finance Department	Public Relations Department
Mitsubishi Electric Corporation	Mitsubishi Electric Corporation
Tel: +81-3-3218-2391	Tel: +81-3-3218-2346
Yasumitsu.Kugenuma@hq.melco.co.jp	Travis.Woodward@hq.melco.co.jp
http://global.mitsubishielectric.com/investors/index.html	http://global.mitsubishielectric.com/news/

MITSUBISHI ELECTRIC ANNOUNCES NIHON KENTETSU CO., LTD. BECOMING A 100% SUBSIDIARY THROUGH SHARE EXCHANGE

Tokyo, May 16, 2005 – Mitsubishi Electric Corporation (President and CEO: Tamotsu Nomakuchi, TSE:6503) and Nihon Kentetsu Co., Ltd. (President Shusaku Masuda, TSE: 5972) announced today that they would explore making Nihon Kentetsu into a 100% subsidiary of Mitsubishi Electric through an exchange of shares in accordance with Japanese Commercial Code. The decision was made at meetings held by the executive officers of Mitsubishi Electric as well as the board of directors of Nihon Kentetsu in which both sides concluded a Memorandum of Understanding (MOU) concerning the exchange of shares.

Purpose of Nihon Kentetsu becoming a 100% subsidiary through share exchange

Mitsubishi Electric group has been persistently pursuing reform of its business structure in order to better respond to changes in business environments from the three perspectives of "growth", "profitability & efficiency" and "soundness", in order to establish a solid business foundation.

Nihon Kentetsu operates primarily in the home laundry appliances and commercial refrigerated cabinets businesses. The business environments of those industries have become increasingly severe in recent years. Implementation and progress of tough measures in development, production, and sales areas have become a pressing issue for the company.

Under such circumstances, Mitsubishi Electric intends to make Nihon Kentetsu a 100% subsidiary company through a share exchange in order to achieve as quickly as possible the business integration of Nihon Kentetsu's home laundry appliances and commercial refrigerated cabinets businesses and Mitsubishi Electric Group's home appliances and air conditioning & refrigeration systems domains with a drastic increase in competitiveness through amassing and effectively utilizing resources within these domains. As a result, Mitsubishi Electric will strengthen its home appliances and air conditioning & refrigeration systems businesses and enhancing its presence in these industries while also increasing enterprise value group-wide.

Terms of share exchange

1) Schedule of share exchange

May 16, 2005	Conclusion of memorandum of understanding (MOU)
Early July, 2005 (scheduled)	Conclusion of share exchange agreement
Late August, 2005 (scheduled)	Approval of share exchange agreement at an extraordinary meeting of shareholders of Nihon Kentetsu
September 30, 2005 (scheduled)	Last day to submit share certificates
October 1, 2005 (scheduled)	Date of share exchange

2) Simplified share exchange

As this satisfies the requirements of a simplified share exchange for Mitsubishi Electric, it is not planning to obtain the approval of a meeting of shareholders, in accordance to provisions of Article 358, Paragraph 1 of Japanese Commercial Code.

3) Ratio of share exchange:

	Mitsubishi Electric Co. (Parent Company)	Nihon Kentetsu Co. (100% Subsidiary)
Ratio of share exchange	1	0.48

Notes: 1) Share allocation ratio: 0.48 Mitsubishi Electric share of common stock will be allotted for every 1 Nihon Kentetsu share outstanding. However, no allocation will be made with respect to the 4,048,500 shares of Nihon Kentetsu common stock held by Mitsubishi Electric

2) Basis of calculation of share exchange ratio: To calculate the share exchange proportions, Mitsubishi Electric hired Daiwa Securities SMBC Co, Ltd., and Nihon Kentetsu hired Mitsubishi Securities Co., Ltd. for its calculations. The proportions written above were agreed to after discussions between Mitsubishi Electric and Nihon Kentetsu in consideration of the valuation results made by those financial advisors. The agreed share exchange ratio may be modified upon the parties' discussions when any material change occurs in the parties' asset or management conditions, etc.

3) Results and methods of calculation by third parties: Daiwa Securities SMBC Co., Ltd. comprehensively took into account the results

of the valuations by the market stock price method, the discounted cash flow method and the adjusted book net asset value method when calculating the share exchange ratio. Mitsubishi Securities Co. Ltd. took into account the results of the valuations by the market stock price method, the discounted cash flow method, and the current net asset value method when calculating the share exchange ratio.

4) Number of shares allocated for share exchange: Mitsubishi Electric will allocate 7,656,720 shares. No new shares will be issued as Mitsubishi Electric will use its treasury stock.

4) Cash Distribution upon share exchange subsidy

There will be no cash distribution in relation to the share exchange.

Outline of companies (as of March 31, 2005)

(1) Business Name	Mitsubishi Electric Corporation (Parent Company)	Nihon Kentetsu Co., Ltd. (100% Subsidiary)
(2) Description of Business	Energy and Electric, Industrial Automation, Information and Communication systems, Electronic Devices, Home Appliances, other research, manufacturing, sales, and services	Home laundry appliances, Commercial refrigerated cabinets, etc.
(3) Date of Incorporation	January 5, 1921	January 4, 1950
(4) Address of Head Office	2-2-3 Marunouchi Chiyoda-ku Tokyo	1-1-1 Yamate Funabashi-shi, Chiba-ken
(5) Company Representative	President and CEO, Mr. Tamotsu Nomakuchi	President, Mr. Shusaku Masuda
(6) Capital Funds	175.82 billion yen	1 billion yen
(7) Number of Distributed Stocks	2,147,201,551	20,000,000
(8) Shareholders' Equity	523.167 billion yen	1.996 billion yen
(9) Total Assets	2.075983 trillion yen	14.854 billion yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	27,319	435
(12) Main Customers	Domestic and overseas manufacturing, non-manufacturing such as civil and government contracts	Mitsubishi Electric Corp. Mitsubishi Electric Life Network Corp. Mitsubishi Electric Living Environment Systems Corp.

(13) Major Shareholders and Their Shareholding Ratios	The Master Trust Bank of Japan, Ltd. (trust accounts) 6.70% Japan Trustee Services Bank, Ltd. (trust accounts) 5.29% Meiji Yasuda Life Insurance Company 3.95% Nippon Life Insurance Company 3.64%	Mitsubishi Electric Corp. 20.24% Mitsubishi Estate Co., Ltd. 14.90% Asahi Glass Co., Ltd. 10.87% The Bank of Tokyo-Mitsubishi, Ltd. 4.81% Mitsubishi Corporation 2.70%
(14)Main Financing Bank	The Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, etc.	The Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, etc.

(15)Company Relationship	Owner's Equity	Mitsubishi Electric has 20.24% of stock already issued by Nihon Kentetsu
	Personnel	8 temporary and 8 permanent employees to Nihon Kentetsu from Mitsubishi Electric
	Accounting	Home laundry appliances and Commercial refrigerated cabinets, sales, etc.

Results of 3 Most Recent Fiscal Years

(in millions of yen)

	Mitsubishi Electric Corporation (Parent Company)			Nihon Kentetsu Co., Ltd. (100% Subsidiary)		
Fiscal Year End	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Sales	2,319,210	1,996,556	2,022,035	27,494	23,143	20,692
Operating Income (loss)	608	32,566	48,938	(707)	233	(731)
Income (loss) before Income Taxes	26,494	41,713	59,472	(617)	182	(799)
Net Income (loss)	(12,167)	26,344	26,224	139	154	(977)
Net Income (loss) per share (in yen)	(5.67)	12.27	12.22	6.99	7.73	(48.87)
Annual dividend per share (in yen)	3.00	4.00	6.00	-	-	-
Shareholders' Equity per share (in yen)	216.91	236.95	243.76	119.03	149.79	99.86

Situation after share exchange

1) Business Name

Mitsubishi Electric: no change from what is written in the "outline of companies" section on page 3

Nihon Kentetsu: will investigate a possible business name change after the share exchange date

2) Other Changes

No changes are planned for the lines of business, address of head office, and company representative written in the "Outline of Companies" on page 3

3) Capital Funds

There is no plan to increase Mitsubishi Electric's capital funds from this share exchange.

4) Effects on Earnings

Only a slight impact on Mitsubishi Electric's consolidated results for this period is forecasted as a result of this share exchange

Regarding the share exchange between Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd.

Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd. are Japanese companies. Information distributed in connection with the proposed share exchange is subject to Japanese disclosure requirements, which are different form those of the United States. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U. S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States securities laws in respect of the share exchange, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE:6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,410 billion yen (US$ 31.9billion*) in the fiscal year ended March 31, 2005. For more information visit http://global.mitsubishielectric.com

*At an exchange rate of 107 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2005.

About Nihon Kentetsu

With its main business in handling total support commercial refrigerated cabinets and home laundry appliances as an affiliated company of Mitsubishi Electric, Nihon Kentetsu (TSE: 5972) is also engaged in environment businesses such as water treatment and purification equipment as well as heat exchangers. The company recorded consolidated group sales of 21,357 million yen (US$199.6 million*) in the fiscal year ended March 31, 2005.

*At an exchange rate of 107 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2005.

Exhibit C

Press release, dated July 4, 2005

FOR IMMEDIATE RELEASE **No. 2364**

Investor Relations Inquiries:
Yasumitsu Kugenuma
Corporate Finance Department
Mitsubishi Electric Corporation
Tel: +81-3-3218-2391
Yasumitsu.Kugenuma@hq.melco.co.jp
http://global.mitsubishielectric.com/investors/index.html

Media Contact:
Travis Woodward
Public Relations Department
Mitsubishi Electric Corporation
Tel: +81-3-3218-2346
Travis.Woodward@hq.melco.co.jp
http://global.mitsubishielectric.com/news/

MITSUBISHI ELECTRIC ANNOUNCES CONCLUSION OF A SHARE EXCHANGE AGREEMENT WITH NIHON KENTETSU CO., LTD.

Tokyo, July 4, 2005 – Mitsubishi Electric Corporation (President and CEO: Tamotsu Nomakuchi, TSE:6503) and Nihon Kentetsu Co., Ltd. (President Shusaku Masuda, TSE: 5972) have concluded a share exchange agreement after a meeting today of executive officers of Mitsubishi Electric as well as the board of directors of Nihon Kentetsu. The decision was preceded by a Memorandum of Understanding (MOU) on May 16, 2005 in which they would explore making Nihon Kentetsu into a 100% subsidiary of Mitsubishi Electric through an exchange of shares in accordance with Japanese Commercial Code.

Purpose of Nihon Kentetsu becoming a 100% subsidiary through share exchange

Mitsubishi Electric group has been persistently pursuing reform of its business structure in order to better respond to changes in business environments from the three perspectives of "growth", "profitability & efficiency" and "soundness", in order to establish a solid business foundation.

Nihon Kentetsu operates primarily in the home laundry appliances and commercial refrigerated cabinets businesses. The business environments of those industries have become increasingly severe in recent years. Implementation and progress of tough measures in development, production, and sales areas have become a pressing issue for the company.

Under such circumstances, Mitsubishi Electric intends to make Nihon Kentetsu a 100% subsidiary company through a share exchange in order to achieve as quickly as possible the business integration of Nihon Kentetsu's home laundry appliances and commercial refrigerated cabinets businesses and Mitsubishi Electric Group's home appliances and air conditioning & refrigeration systems domains with a drastic increase in competitiveness through amassing and effectively utilizing resources within these domains. As a result, Mitsubishi Electric will strengthen its home appliances and air conditioning & refrigeration systems businesses and enhancing its presence in these industries while also increasing enterprise value group-wide.

Terms of share exchange

1) Schedule of share exchange

July 4, 2005	Mitsubishi Electric and Nihon Kentetsu decide to conclude a share exchange agreement
July 4, 2005	Conclusion of Share Exchange Agreement
August 23, 2005 (scheduled)	Approval of share exchange agreement at an extraordinary meeting of shareholders of Nihon Kentetsu
September 27, 2005 (scheduled)	Delisting of share certificates of Nihon Kentetsu
September 30, 2005 (scheduled)	Last day to submit share certificates
October 1, 2005 (scheduled)	Date of share exchange

2) Simplified share exchange

As this satisfies the requirements of a simplified share exchange for Mitsubishi Electric, it is not planning to obtain the approval of a meeting of shareholders, in accordance to provisions of Article 358, Paragraph 1 of Japanese Commercial Code.

3) Ratio of share exchange:

Mitsubishi Electric and Nihon Kentetsu concluded a Share Exchange Agreement today in accordance with the ratio of share exchange below which was agreed on in the Memorandum of Understanding (MOU) dated May 16, 2005.

	Mitsubishi Electric Co. (Parent Company)	Nihon Kentetsu Co. (100% Subsidiary)
Ratio of share exchange	1	0.48

Notes: 1) Share allocation ratio: 0.48 Mitsubishi Electric share of common stock will be allotted for every 1 Nihon Kentetsu share outstanding. However, no allocation will be made with respect to the 4,048,500 shares of Nihon Kentetsu common stock held by Mitsubishi Electric

2) Basis of calculation of share exchange ratio: To calculate the share exchange proportions, Mitsubishi Electric hired Daiwa Securities

SMBC Co, Ltd., and Nihon Kentetsu hired Mitsubishi Securities Co., Ltd. for its calculations. The proportions written above were agreed to after discussions between Mitsubishi Electric and Nihon Kentetsu in consideration of the valuation results made by those financial advisors. The agreed share exchange ratio may be modified upon the parties' discussions when any material change occurs in the parties' asset or management conditions.

3) Results and methods of calculation by third parties: Daiwa Securities SMBC Co., Ltd. comprehensively took into account the results of the valuations by the market stock price method, the discounted cash flow method and the adjusted book net asset value method when calculating the share exchange ratio. Mitsubishi Securities Co. Ltd. took into account the results of the valuations by the market stock price method, the discounted cash flow method, and the current net asset value method when calculating the share exchange ratio.

4) Number of shares allocated for share exchange: Mitsubishi Electric will allocate 7,656,720 shares. No new shares of Mitsubishi Electric will be issued as Mitsubishi Electric will use its treasury stock.

4) Cash Distribution upon share exchange subsidy

There will be no cash distribution in relation to the share exchange.

Outline of companies (as of March 31, 2005)

(1) Business Name	Mitsubishi Electric Corporation (Parent Company)	Nihon Kentetsu Co., Ltd. (100% Subsidiary)
(2) Description of Business	Energy and Electric, Industrial Automation, Information and Communication systems, Electronic Devices, Home Appliances, other research, manufacturing, sales, and services	Home laundry appliances, Commercial refrigerated cabinets, etc.
(3) Date of Incorporation	January 5, 1921	January 4, 1950
(4) Address of Head Office	2-2-3 Marunouchi Chiyoda-ku Tokyo	1-1-1 Yamate Funabashi-shi, Chiba-ken
(5) Company Representative	President and CEO, Mr. Tamotsu Nomakuchi	President, Mr. Shusaku Masuda
(6) Capital Funds	175.82 billion yen	1 billion yen
(7) Number of Distributed Stocks	2,147,201,551	20,000,000
(8) Shareholders' Equity	523.167 billion yen	1.996 billion yen
(9) Total Assets	2.075983 trillion yen	14.854 billion yen
(10) Fiscal Year End	March 31	March 31
(11) Number of Employees	27,319	435

(12) Main Customers	Domestic and overseas manufacturing, non-manufacturing such as civil and government contracts	Mitsubishi Electric Corp. Mitsubishi Electric Life Network Corp. Mitsubishi Electric Living Environment Systems Corp.
(13) Major Shareholders and Their Shareholding Ratios	The Master Trust Bank of Japan, Ltd. (trust accounts) 6.70% Japan Trustee Services Bank, Ltd. (trust accounts) 5.29% Meiji Yasuda Life Insurance Company 3.95% Nippon Life Insurance Company 3.64%	Mitsubishi Electric Corp. 20.24% Mitsubishi Estate Co., Ltd. 14.90% Asahi Glass Co., Ltd. 10.87% The Bank of Tokyo-Mitsubishi, Ltd. 4.81% Mitsubishi Corporation 2.70%
(14)Main Financing Bank	The Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, etc.	The Bank of Tokyo-Mitsubishi, The Mitsubishi Trust and Banking Corporation, etc.

(15)Company Relationship	Owner's Equity	Mitsubishi Electric has 20.24% of stock already issued by Nihon Kentetsu
	Personnel	8 temporary and 8 permanent employees to Nihon Kentetsu from Mitsubishi Electric
	Accounting	Home laundry appliances and Commercial refrigerated cabinets, sales, etc.

Results of 3 Most Recent Fiscal Years

(in millions of yen)

	Mitsubishi Electric Corporation (Parent Company)			Nihon Kentetsu Co., Ltd. (100% Subsidiary)		
Fiscal Year End	March 2003	March 2004	March 2005	March 2003	March 2004	March 2005
Sales	2,319,210	1,996,556	2,022,035	27,494	23,143	20,692
Operating Income (loss)	608	32,566	48,938	(707)	233	(731)
Income (loss) before Income Taxes	26,494	41,713	59,472	(617)	182	(799)
Net Income (loss)	(12,167)	26,344	26,224	139	154	(977)
Net Income (loss) per share (in yen)	(5.67)	12.27	12.22	6.99	7.73	(48.87)

Annual dividend per share (in yen)	3.00	4.00	6.00	-	-	-
Shareholders' Equity per share (in yen)	216.91	236.95	243.76	119.03	149.79	99.86

Situation after share exchange

1) Business Name

Mitsubishi Electric: no change from what is written in the "outline of companies" section on page 3

Nihon Kentetsu: will investigate a possible business name change after the share exchange date

2) Other Changes

No changes are planned for the lines of business, address of head office, and company representative written in the "Outline of Companies" on page 3

3) Capital Funds

There is no increase of Mitsubishi Electric's capital funds from this share exchange.

4) Effects on Earnings

Only a slight impact on Mitsubishi Electric's consolidated results for this period is forecasted as a result of this share exchange

Regarding the share exchange between Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd.

Mitsubishi Electric Corporation and Nihon Kentetsu Co., Ltd. are Japanese companies. Information distributed in connection with the proposed share exchange is subject to Japanese disclosure requirements, which are different form those of the United States. Financial information included herein is prepared in accordance with Japanese accounting standards and may therefore not be comparable to the financial information of U. S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States securities laws in respect of the share exchange, since the companies are located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

About Mitsubishi Electric

With over 80 years of experience in providing reliable, high-quality products to both corporate clients and general consumers all over the world, Mitsubishi Electric Corporation (TSE:6503) is a recognized world leader in the manufacture, marketing and sales of electrical and electronic equipment used in information processing and communications, space development and satellite communications, consumer electronics, industrial technology, energy, transportation and building equipment. The company recorded consolidated group sales of 3,410 billion yen (US$ 31.9billion*) in the fiscal year ended March 31, 2005. For more information visit http://global.mitsubishielectric.com

*At an exchange rate of 107 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2005.

About Nihon Kentetsu

With its main business in handling total support commercial refrigerated cabinets and home laundry appliances as an affiliated company of Mitsubishi Electric, Nihon Kentetsu (TSE: 5972) is also engaged in environment businesses such as water treatment and purification equipment as well as heat exchangers. The company recorded consolidated group sales of 21,357 million yen (US$199.6 million*) in the fiscal year ended March 31, 2005.

*At an exchange rate of 107 yen to the US dollar, the rate given by the Tokyo Foreign Exchange Market on March 31, 2005.